Exhibit 99.2

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: NOAH)

Updated Form of Proxy for Annual General Meeting

To be held on November 29, 2021

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Noah Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0005 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at the Building 2, 1687 Changyang Road, Shanghai, People’s Republic of China, at 10:00 a.m.- 12:00 p.m. (local time) on November 29, 2021, or at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting.

Holders of record of our Ordinary Shares at the close of business on November 2, 2021 (the “Record Date”) are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s American Depositary Shares are also welcome to attend the AGM in person.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices at No. 1687 Changyang Road, Changyang Valley, Building 2, Shanghai, 200090, People’s Republic of China, Attention: Sonia Han, Managing Director of Investor Relations Department, as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NOAH)

Updated Form of Proxy for Annual General Meeting

To be held on November 29, 2021

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                                                                                                                                                        of                                                                                                                                                                                                                                                                                          , being the registered holder of                                                       Class A/ Class B ordinary shares1, par value US$0.0005 per share, of Noah Holdings Limited (the “Company”), hereby appoint the Chairwoman of the Annual General Meeting2 or                                                                                                                              of                                                                                                                                                                                                                                                                   as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at the Building 2, 1687 Changyang Road, Shanghai, People’s Republic of China at 10:00 a.m.- 12:00 p.m. (local time) on November 29, 2021.

DATED: , 2021

SHAREHOLDER NAME: [3]

Signature

Signature

1	Please insert number and class of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	If any proxy other than the Chairwoman of the Annual General Meeting is preferred, strike out the words “the Chairwoman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.